ADITXT, INC.

737 N. Fifth Street, Suite 200

Richmond, VA 23219

July 12, 2023

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Tara Hawkins
Lynn Dicker

Re:	Aditxt, Inc.
Form 10-K for the Fiscal Year ended December 31, 2022
Filed April 17, 2023
File No. 001-39336

Dear Ladies and Gentlemen:

This letter sets forth the responses of Aditxt, Inc., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 30, 2023 concerning the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2022 submitted to the Commission on April 17, 2023 (the “Annual Report”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Form 10-K for the Fiscal Year ended December 31, 2022

Item 9A. Controls and Procedures, page 48

1.	Please amend your Form 10-K to provide management’s report on internal control over financial reporting as of December 31, 2022 as required by Item 308(a) of Regulation S-K. Include the framework management used to evaluate the effectiveness of internal control over financial reporting and a definitive conclusion as to their effectiveness in accordance with Items 308(a)(2) and 308(a)(3) of Regulation S-K.

RESPONSE:	In response to the Staff’s comment, we have amended our Form 10-K to provide management’s report on internal control over financial reporting as of December 31, 2022. Please see Amendment No. 2 to our Annual Report on Form 10-K/A filed with the Commission on July 12, 2023.

If you have any questions relating to any of the foregoing, please contact Sean F. Reid of Sheppard, Mullin, Richter & Hampton LLP at (212) 896-0610.

Sincerely,

ADITXT, INC.

/s/ Amro Albanna
By:	Amro Albanna
Title:	Chief Executive Officer